Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 4 DATED JUNE 15, 2022
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of July 1, 2022;
•to disclose the calculation of our May 31, 2022 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to provide other updates to the Prospectus.
Portfolio Update
For the month ended May 31, 2022, the Company’s Class I NAV per share increased 1.09% from $31.53 as of April 30, 2022 to $31.87 as of May 31, 2022.1 This increase was primarily attributable to rent growth and leasing momentum in the Company’s self-storage investments. The self-storage sector is uniquely positioned to capitalize on an inflationary environment with monthly leases and strong demand drivers.
On May 19, 2022, the Company sold 40% of its 95% interest in the Everly Roseland Apartments to an affiliate of the Adviser.
July 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2022 (and repurchases as of June 30, 2022) is as follows:

Transaction Price (per share)
Class T	$31.8857
Class S	$31.8862
Class D	$31.8778
Class I	$31.8709
Class E	$32.9665
The July 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 INREIT’s Class T NAV per share increased from $31.54 to $31.89; Class S NAV per share increased from $31.54 to $31.89; Class D NAV per share increased from $31.54 to $31.88; and Class E NAV per share increased from $32.50 to $32.97.

May 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of May 31, 2022:

$ in thousands, except share data
Components of NAV	May 31, 2022
Investments in real estate	$842,877
Investments in real estate-related securities	25,220
Investments in unconsolidated entities	147,761
Cash and cash equivalents	11,900
Restricted cash	11,905
Other assets	7,846
Mortgage notes, revolving credit facility and financing obligation, net	(462,922)
Subscriptions received in advance	(9,490)
Other liabilities	(10,644)
Accrued performance participation allocation	(3,625)
Management fee payable	(88)
Non-controlling interests in joint-ventures	(35,972)
Net asset value	$524,768
Number of outstanding shares/units	16,164,990
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2022:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$11,246	$11,219	$11,624	$18,312	$74,273	$394,591	$3,503	$524,768
Number of outstanding shares/units	352,694	351,856	364,647	574,573	2,252,984	12,161,967	106,269	16,164,990
NAV Per Share/Unit as of May 31, 2022	$31.8857	$31.8862	$31.8778	$31.8709	$32.9665	$32.4446	$32.9665
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.3%
Office	6.5%	5.5%
Multifamily	6.0%	5.0%
Industrial	5.9%	5.0%
Self-Storage	7.2%	5.0%
Retail	7.7%	6.8%
Student Housing	6.8%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	2.0%	2.0%	2.1%	1.9%	1.9%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.2%	3.1%	3.3%	3.6%	3.3%	2.2%	3.4%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.9)%	(2.8)%	(3.0)%	(3.3)%	(3.0)%	(2.0)%	(3.0)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 2,533,083 shares of our common stock (consisting of 928 Class T shares, 91 Class S shares, 24,455 Class D shares, 513,445 Class I shares and 1,994,164 Class E shares) in the primary offering for total proceeds of $75.3 million and (2) 7,567 shares of our common stock (consisting of 21 Class D shares, 2,847 Class I shares and 4,699 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.2 million. As of May 31, 2022, our aggregate NAV was $524.8 million. We intend to continue selling shares in our public offering on a monthly basis.
Other Underwriting Compensation
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Plan of Distribution – Underwriting Compensation - Other Compensation” and all related disclosures in the Prospectus.
Other Compensation

We or the Adviser may also pay directly, or reimburse the Dealer Manager for (if the Dealer Manager pays on our behalf), any organization and offering expenses (other than upfront selling commissions and dealer manager fees and stockholder servicing fees).

The Adviser may also pay, without reimbursement by us, broker-dealers or affiliates of broker-dealers fixed fees to provide services that will facilitate participation in this offering by eligible employees of the Adviser.

As disclosed elsewhere in this prospectus, Invesco Realty, Inc. previously purchased an aggregate of $20,000,000 in Class N shares. Pursuant to applicable FINRA rules, FINRA assigns a value to Invesco Realty, Inc.’s purchase of such Class N shares and considers such amount to constitute underwriting compensation.
In addition, on November 1, 2021, certain individuals who are associated persons of the Dealer Manager purchased in a private offering exempt from registration an aggregate of 48,126 Class E shares at a price of at $30.1371 per share, which was equal to the November 1, 2021 transaction price per Class E share in this offering. Under FINRA Rule 5110, these Class E shares purchased by such individuals are each an item of value that is deemed by FINRA to be included in the total underwriting compensation for this offering. Any difference between the purchase price paid by such individuals and the public offering price of such Class E shares would be included when calculating the underwriting compensation for the purposes of the 10% compensation cap under FINRA Rule 2310.
The following disclosure modifies the disclosure in the table in the Prospectus entitled “Maximum Estimated Underwriting Fees and Expenses at Maximum Primary Offering of $2,400,000,000” under the section entitled “Plan of Distribution – Underwriting Compensation – Limitations on Underwriting Compensation” and all related disclosures in the Prospectus.

Maximum Estimated Underwriting Fees and Expenses at Maximum Primary Offering of $2,400,000,000
Upfront selling commissions	$81,159,420	3.38%
Stockholder servicing fees(1)	128,840,580	5.37%
Other costs and reimbursements(2)	28,560,000	1.19%
Total(2)	$238,560,000	9.94%
(1)We will pay the Dealer Manager a stockholder servicing fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares. The numbers presented above reflect that stockholder servicing fees are paid over a number of years, and as a result, will cumulatively increase above 0.85% over time. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fee to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.
(2)Other costs and reimbursements consist primarily of (a) actual costs incurred for fees to attend retail seminars sponsored by participating broker-dealers, (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings, (c) commissions and non-transaction based compensation paid to registered persons associated with the Dealer Manager in connection with the wholesaling of our offering, (d) expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, and (e) payments for services that facilitate Adviser employee participation in this offering. The Adviser will pay the expenses set forth in (e) and reimburse the Dealer Manager for the expenses set forth in (c) and (d) above, in each case without reimbursement from us, and we will reimburse the Dealer Manager or its affiliates for the other expenses set forth above, in each case, to the extent permissible under applicable FINRA rules.